[Letterhead of Pinacle Enterprise, Inc.]

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-4631

Re:

Pinacle Enterprise, Inc.

Registration Statement on Form S-1

Filed June 21, 2011

File No. 333-175044

Dear Sir or Madam:

In response to your comment letter dated November 9, 2011, please note the following:

General

1.

We note your response to prior comment1. Please note that a blank check company (defined in Rule 419 of Regulation C) is not necessarily the same thing as a shell company (defined in Rule 405 of Regulation C). Blank check companies have additional requirements on the terms of their offerings, which are also described in Rule 419.  We believe that, under all of circumstances discussed in our prior comment, Pinacle’s proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company.  Further, we note that Pinacle has only enough funds to stay in business for the net six months and is highly dependent on additional equity and debt funding to survive, yet you are not seeking to raise any funds through the registration statement.  Rather, Pinacle is seeking to register the resale of its common shares of common stock on behalf of selling shareholders, who will receive all of the proceeds from the offering.  We believe that the resale offering is an attempt to create an active public market for Pinacle’s securities in the absence of a demonstrated ability by Pinacle to survive in the short or long term.  Please revise the registration statement to comply with Rule 419.  If Pinacle has taken specific additional steps to advance its proposed business plan that removes the highly speculative nature of an investment and the uncertainty associated with Pinacle’s ability to survive in the short or long term, we will reconsider the disclosure in an amendment to the registration statement that describes these steps in reasonable detail.

Response: In response to this comment we referred Rule 419(a)(2) of Regulation C, which defines a blank check company as a company that is “a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies” and is issuing penny stock.

While we are a development stage company, the company is not a blank check company because:

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it has its own specific operational business plan;

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its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;

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we have no plans or intentions to be acquired by an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management;

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we have stated on page 4 of the prospectus the fact that the company is not a blank check company under Rule 419. We have no plans to merge with an unidentified entity.

From inception, the Registrant’s management has devoted a significant amount of time to the development of the Registrant’s business.  In furtherance of the Registrant’s planned business, the Registrant has developed its business plan, raised seed capital, purchased Computer Aided Design (AutoCAD LT 2012) software application, executed a referral agreement, and developed a website: www.pinacleenterprise.net. Since filing of the last S-1, we have updated our website and executed an agreement with our client. We will receive a $1,000.00 initial deposit payment from our client as per the terms of the agreement on or before December 20, 2011. In addition, our president Mikhail Kats agreed to lend the company additional capital up to $30,000 to continue business operations if we need additional funds and can not raise them. This agreement has been filed as an exhibit to this registration statement. The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as a blank check company.

2.

We note your response to prior comment 2, but we continue to believe that Pinacle is a shell company, as defined in Rule 405.  Note that the definition of a shell company does not turn on whether the company is actively pursuing a business plan, as indicated in your response.  Rather it is determined based on the amount and nature of your assets and operations.  Your audited financial statements show that your only asset is cash and that you have no revenue from operations.  Therefore, as requested previously, revise the disclosure throughout the registration statement to indicate that Pinacle is a shell company and that selling shareholders “are underwriters”, and to fix a price for the duration of the offering.  We note disclosures on page 11, 15, the prospectus cover page, and elsewhere that should be revised in response to this comment.  Note that disclosure that the selling shareholders “may be deemed to be” or “will be considered to be” underwriters is unacceptable.  Also note that, due to your status as a shell company, all shares must be sold at a fixed price, and not at prevailing market or negotiated prices.

Response: The Registrant does not believe that it is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, the Registrant does not believe that it can be classified as having “no or nominal operations”.  Our management has specific background experience in our line of business as stated in the S-1. From inception, the Registrant’s management has devoted a significant amount of time to the development of the Registrant’s business.  In furtherance of the Registrant’s planned business, the Registrant has developed its business plan, raised seed capital, purchased Computer Aided Design (AutoCAD LT 2012) software application, executed a referral agreement, and developed a website: www.pinacleenterprise.net. Since filing of the last S-1, we have updated our website and executed an agreement with our client. We will receive a $1,000.00 deposit payment from our client as per the terms of the agreement no later than December 20, 2011. In addition, our president Mikhail Kats agreed to lend the company additional capital of up to $30,000 to continue business operations if we need additional funds and can not raise them. We have filed this agreement as an exhibit to this registration statement. The Registrant does not believe that such activities and the various other activities it has undertaken in the furtherance of its planned business that it can be classified as “shell company”.

Registration Statement’s Facing Page

3.

As requested in prior comment 5, specify in footnote (1) to the calculation of registration fee table, which subparagraph of Rule 457 you used for computation of the filing fee.

Response: (1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

Risk Factors, page 6

4.

Elaborate on the statement in the first risk factor that Pinacle’s ability to achieve and maintain profitability and positive cash flow is dependent upon completion of this offering.  We note the disclosures elsewhere that Pinacle will not receive any proceeds from this offering.

Response: We removed the statement in question.

5.

As requested in prior comment 10, revise risk factor 7, including its caption, to make clear that Pinacle has one director and two officers.  As appropriate, revise also disclosures elsewhere in the registration statement to reflect that Pinacle has one director and two officers.  For example, refer to risk factor 9 and “Conflicts of Interest” on page 31.

Response:  We have revised all accordingly.

Plan of Distribution and Selling Shareholders, page 13

6.

As requested in prior comment 12, disclose here about the material terms of the transactions in which each selling shareholder acquired the shares of common stock being offered for resale.

Response: We have added to the disclosure in Plan of Distribution to state that the selling shareholders’ acquired the common shares for cash of $.01 and/or $.02 pursuant to an exemption under Section 4(2) of the Securities Act of 1933.

7.

Indicate in the table next to the names of the selling shareholders to whom footnotes 3, 4, and 5 relate.

Response: We have indicated to whom footnotes relate in the table.

Employees; Identification of Certain Significant Employees, page 21

8.

Disclosure indicates that Pinacle intends to hire one part time sales representative by August 2011.  Please update the disclosure.

Response:  We have updated the disclosure.

Market for Common Equity and Related Stockholder Matters, page 22

9.

Refer to prior comment 8, and delete the statement “We intend to quote our common shares on a market or securities exchange.”

Response:  We have deleted the statement in question.

Market Information – Sale of unregistered securities, page 23

10.

Refer to prior comment 17.  Clarify under (d) that only 1,800,000 shares of common stock of the 5,300,000 shares of common stock issued under (a), (b), and (c) are being registered in this offering.

Response:  We have clarified the statement accordingly.

11.

Update under (e) the number of shares of common stock issued and outstanding as of the most recent date practicable.

Response:  We have revised the statement.

Shares Eligible for Future Sale, page 23

12.

As noted in prior comment 18, the availability of Rule 144 to Pinacle’s shareholders is limited because Pinacle is a shell company.  As requested previously, revise the disclosure rule’s requirements, including, for example, that resales are not permitted under Rule 144(i) until 12 months after Pinacle is no longer considered a shell company.

Response:  No revisions have been made to the disclosure as management is of the opinion that the registrant is not a shell company.

Management’s Discussion and Analysis or Plan of Operation, page 26

13.

Disclosure in the third paragraph that Pinacle does not have sufficient cash to maintain operations for the next 12 months is inconsistent with revised disclosure under “Going Concern” on page 29 in response to prior comment 23 that Pinacle has only enough funds to stay in business for the next six months.  Please reconcile the disclosures.

Response:  We have revised to state that we have enough funds to stay in business for the next 6 months, after that we will require additional funding.

14.

Disclosure that Mr. Mikhail Kats agreed to lend Pinacle additional capital to continue business operations if Pinacle needs additional cash and cannot raise it is inconsistent with revised disclosure in response to prior comment 19 that Mr. Kats does not have any contractual obligation to loan funds to Pinacle.  Please reconcile the disclosures.

Response:  We have reconciled that Mr. Kats has agreed to lend funds to the company; however, offer is verbal and not legally binding.

15.

Update the disclosure on page 27 that an interactive website which will serve as a marketing tool will become operational in “the fourth quarter of October 2011.”

Response:  We have revised our disclosure for website development extensively.

Exhibit 5.1

Notwithstanding the representations made in response to prior comments 31 and 32, you did not file a new legality opinion to reflect the changes requested by the comments.

Thus we reissue the two comments in their entirety.

Response: The revised exhibit has been filed.

Thank you for your time and consideration in this matter.

Pinacle Enterprise, Inc.

Mikhail Kats

Chief Executive Officer